UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 21, 2008

Koninklijke Philips Electronics N.V. ———————————————————————————————————
(Translation of registrant’s name into English)

The Netherlands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report comprises a copy of the following press releases:

- “Philips completes acquisition of US-based VISICU”, dated February 21, 2008;

- “Philips sells High Tech Plastics Optics in Suzhou, China to Triumph
Pan-Pacific Capital ltd. of Hong Kong”, dated February 22, 2008;

- “Philips extends tender offer period to acquire Respironics”, dated February
25, 2008;

- “Philips announces it will change the accounting treatment of remaining stake in LG Display”, dated February 29, 2008;

- “Philips announces filing of registration statement for benchmark USD Notes
Issuance”, dated March 4, 2008;

- “Philips and Respironics announce satisfaction of antitrust approvals condition to tender offer”, dated March 5, 2008;

- “Mr. Louis Schweitzer to step down from Supervisory Board of Royal Philips
Electronics”, dated March 5, 2008;

- “Philips successfully places USD 3.1 billion worth of Senior Notes”, dated
March 6, 2008;

- “Philips announces conditions to tender offer to acquire Respironics have met”, dated March 7, 2008;

- “Philips further lowers its stake in LG Display to 13.2%”, dated March 12,
2008;

- “Philips announces completion of tender offer to acquire Respironics”, dated
March 14, 2008;

- “Philips announces completion of Respironics acquisition”, dated March 17,
2008;

- “Philips and Ascent Profit sign EUR 25 million contract to deliver digital radiography systems to China in 2008”, dated March 19, 2008;

- “Philips completes cancellation of 59.9 million shares”, dated March 20, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Koninklijke Philips Electronics N.V.

Date: March 21, 2008	By:	/s/ E.P. Coutinho
	Name:	E.P. Coutinho
	Title:	General Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.01	Press release
99.02	Press release
99.03	Press release
99.04	Press release
99.05	Press release
99.06	Press release
99.07	Press release
99.08	Press release
99.09	Press release
99.10	Press release
99.11	Press release
99.12	Press release
99.13	Press release
99.14	Press release